Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Team, Inc. and Subsidiaries:

We consent to the use of our reports dated August 13, 2007, with respect to the consolidated balance sheets of Team, Inc. and Subsidiaries as of May 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended May 31, 2007, management’s assessment of the effectiveness of internal control over financial reporting as of May 31, 2007, and the effectiveness of internal control over financial reporting as of May 31, 2007, incorporated herein by reference. Our report dated August 13, 2007 on the consolidated financial statements refers to a change in accounting for stock-based compensation as of June 1, 2006.

KPMG LLP

Houston, Texas

May 23, 2008